June 4, 2008
Katherine J. Blair D 310.552.5017 F 310.552.5001 katherine.blair@klgates.com

Via Edgar and Overnight Delivery

Allen Morris
Assistant Director
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street NE
Mail Stop 6010
Washington, DC 20549-6010

Re:	Hong Kong Highpower Technology, Inc.
Form S-1
File No. 333-147355

Dear Mr. Morris:

On behalf of Hong Kong Highpower Technology, Inc., a Delaware corporation (the “Company”), we hereby transmit for filing pursuant to Rule 101(a) of Regulation S-T, Pre-Effective Amendment No. 3 on Form S-1/A (“Amendment No. 3”) to the registration statement on Form S-1 that was originally filed on November 13, 2007 (the “Original Filing”). We are also forwarding to you via Federal Express three courtesy copies of this letter and Amendment No. 3, in a clean and marked version to show changes from the Original Filing. We have been advised that changes in Amendment No. 3 compared against the Original Filing, as submitted herewith in electronic format, have been tagged.

Based upon the Staff’s review of Amendment No. 2, the Commission issued a comment letter dated May 9, 2008. The following consists of the Company’s responses to the Staff’s comment letter in identical numerical sequence. For the convenience of the Commission, each comment is repeated verbatim with the Company’s response immediately following.

General

1.	Comment: We note numerous blanks remaining in the prospectus. When the disclosure is complete, we may have further comments.

Response: We note your comment and will address any additional comments issued by the staff.

Allen Morris
June 4, 2008

Cover Page

2.	Comment: Update the status of listing on the American Stock Exchange. Please confirm to us that you will be approved for listing prior to requesting acceleration.

Response: The Company intends to file an amended listing application with the American Stock Exchange reflecting the proposed reverse stock split. The Company hereby confirms that it will be accepted for trading on the American Stock Exchange prior to requesting acceleration.

Prospectus Summary

3.
Comment: Revise the disclosure regarding the share exchange to state when you initially filed this registration statement and when you anticipate filing the registration statement to cover the shares held by the WestPark affiliates.

Response: We have revised the document to indicate when we initially filed this registration statement and when we anticipate filing the registration statement to cover the shares held by the WestPark affiliates.

Capitalization, page 26

4.	Comment: It is unclear the table is blank and the figures for December 31, 2007 are labeled “unaudited.” Please revise or advise.

Response: We have revised the disclosures in response to your comment.

Financial Statements

5.	Comment: Refer to our prior comment 9. Please ensure the financial statements in the filing comply with the requirements of Rule 3-12 of Regulation S-X upon effectiveness.

Response: We have updated the financial statements and presented them in a comparative format.

Consolidated Statements of Operations, page F-5

6.
Comment: We note that you have recorded $719,266 as “fees and costs related to reorganization” during 2007. Please describe for us and revise the filing to disclose the specific nature of the costs and discuss how you concluded that the amounts were properly included in non-operating income and loss.

Response: The Company has reconsidered its previous presentation of “fees and costs related to reorganization” as a non-operating expense, after the review of filings by other registrants, which present these costs as both operating and non-operating. The Company determined that the appropriate classification of such costs is as an operating expense and has reclassified such costs as a separate line item in operating expenses in the statement of operations for the year ended December 31, 2007 (the year of the reverse merger transaction). The Company has also revised Note 1 to the financial statements to discuss this presentation change. In addition, the Company has reviewed the specific nature of the costs comprising the $719,266 of costs presented as “fees and costs related to reorganization” in 2007, and has determined that $136,997 of such costs related to operating expenses (primarily accounting fees) and were more properly classified in general and administrative expenses. The Company has therefore reclassified such costs in the 2007 statement of operations. The remaining $582,269 of costs consist primarily of $420,000 of fees paid with respect to the transfer of the controlling interest in SRKP 11 and the closing of the Share Exchange Agreement, and legal fees related to such matters. The Company will file an amendment to its Annual Report on Form 10-K for the fiscal year ended December 31, 2007 to reflect this presentation change and the related changes to Management’s Discussion and Analysis.

Allen Morris
June 4, 2008

Consolidated Statements of Cash Flows, page F-7

7.
Comment: Please tell us why the $4.2 million item during 2007 labeled “repayment of other loans” is a source of cash in your financing activities section of this statement. In a related matter, also tell us why the $.8 million item during 2007 labeled advance to related parties” is disclosed as a source of cash in your financing activities section.

Response: The Company has reviewed the cash flow statement and corrected the presentation errors noted above, as well as a few additional presentation errors and minor numerical errors in the 2007 cash flow statement.

Note 1. Organization and Basis of Presentation, page F-8

8.
Comment: We note that on November 2, 2007 you (SRKP 11) completed the Share Exchange with HKHT and all of the shareholders of HKHT and as a result of the exchange HKHT became your wholly-owned subsidiary and 100% of the issued and outstanding securities of HKHT were exchanged for shares of your common stock. Please revise the filing to disclose the exchange ratio of the referenced Share Exchange transaction. Based on the capital structure disclosed in your financials statements, we assume the ratio was one-for-one. If not the case, please explain how your presented capital structure is appropriate.

Response: The Company has revised the fourth paragraph of Note 1 to the financial statements to clarify that the exchange was based on 18.497946 shares of SRKP 11 for each share of HKHT, after giving effect to the 2008 reverse stock split.

*   *   *   *   *

Allen Morris
June 4, 2008

Sincerely,

/s/ Katherine J. Blair
Katherine J. Blair

KJB:lb
Enclosures